Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Act of 1934
Subject Company: SCM Microsystems
Filer No. 000-29440
[The following documents relate to the voluntary public exchange offer (the “Offer”), by SCM Microsystems, Inc. to the shareholders of Bluehill ID AG. The acceptance period for the Offer is from November 21, 2009 to December 29, 2009 and the Offer documents are available at http://offer.scmmirco.com. The documents attached hereto include i) the Offer document for the shareholders of Bluehill ID AG that reside in the United States, ii) the Offer document for the shareholders of Bluehill ID AG that reside in Switzerland and Germany, iii) the Offer document for the shareholders of Bluehill ID AG that reside in Luxembourg, iv) the announcement of the launching of the Offer, as published on November 20, 2009 and v) the Bluehill ID AG Board of Directors’ Recommendation of the Offer, as published on November 20, 2009.]
Voluntary Public Exchange Offer
by
SCM Microsystems, Inc., a Delaware corporation,
1900-B Carnegie Avenue, Santa Ana, CA 92705, USA,
to the shareholders of
Bluehill ID AG, a Swiss stock corporation,
Dufourstraße 121, 9001 St. Gallen, Switzerland,
for the acquisition of bearer shares with a par value of CHF 1.00 each held by them in
Bluehill ID AG
through exchange of each bearer share in Bluehill ID AG with a par value of CHF 1.00 each for
0.52 shares of common stock with a par value of USD 0.001 each in SCM Microsystems, Inc.
Acceptance Period: 21 November 2009 to 29 December 2009,
12:00 midnight CET
Shareholders of Bluehill ID AG, in particular those with permanent or habitual residence or domicile outside the Federal Republic of Germany, Switzerland, Luxembourg and the United States of America, should pay particular attention to section 1.1 of this offer document (“Addressees of the Offer”).
International Securities Identification Number (“ISIN”) of the bearer shares in Bluehill ID AG (“Bluehill ID”) with a par value of CHF 1.00 each (“Bluehill ID Shares”): CH0031958629
ISIN of the Bluehill ID Shares that are tendered in connection with the Offer during the Acceptance Period (“Tendered Shares”): CH0107281492
ISIN of the shares of common stock in SCM Microsystems, Inc. (“SCM”), with a par value of USD 0.001, offered in exchange for the Tendered Shares and newly issued with the approval of a special meeting of SCM’s stockholders which is expected to be held on 18 December 2009 (“New SCM Shares”): US7840181033

1.	General Information for shareholders
1.1	Addressees of the Offer

This exchange offer of SCM (“Offer”) is made to all shareholders of Bluehill ID.

The Offer is made in the Federal Republic of Germany, Switzerland, Luxembourg and the United States of America. In connection with the Offer in the United States of America, SCM filed a registration statement on form S-4 with the United States of America’s Securities and Exchange Commission, which was declared effective on 12 November 2009. An offer in any other country is not contemplated.

The dispatch, publication, dissemination or distribution of the Offer as well as the acceptance of the Offer outside of the Federal Republic of Germany, Switzerland, Luxembourg or the United States of America may be subject to statutory restrictions. Therefore, the Offer may neither directly nor indirectly be dispatched, published, disseminated or distributed in any other country, if, pursuant to the applicable law in such country, such dispatch, publication, dissemination or distribution is prohibited or depends on the compliance with administrative proceedings or the granting of a permission or any other precondition. Persons who take possession of this offer document or wish to accept the Offer outside of the Federal Republic of Germany, Switzerland, Luxembourg or the United States of America are requested to inform themselves about applicable restrictions and to comply with such restrictions. SCM does not represent that the dispatch, publication, dissemination, distribution or acceptance of the Offer outside of the Federal Republic of Germany, Switzerland, Luxembourg or the United States of America complies with any applicable law.

Subject to the above mentioned qualification regarding the dispatch, publication, dissemination, distribution and acceptance of the Offer, the Offer may be accepted by all shareholders of Bluehill ID.
1.2	Publication of this offer document, amendments thereto and announcements

This offer document and any amendments thereto are made available in German and English language to all shareholders of Bluehill ID on the internet page http://offer.scmmicro.com. An announcement is published in German and English language in the German Electronic Federal Gazette (Elektronischer Bundesanzeiger) as well as in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt).

SCM will publish the number of Bluehill ID Shares it has acquired after the expiration of the period for acceptance of this Offer (“Acceptance Period”) in accordance with section 15 (1) sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) and on the aforementioned internet page. Currently, it is expected that such publication will be made on 4 January 2010.

All other announcements pertaining to the Offer will be published on the aforementioned internet page as well.

SCM is not incorporating the contents of its website www.scmmicro.com, the website of Bluehill ID or any other internet page into this offer document.
2.	Summary of the Offer

The following summary is supplemented by, and should thus be read in conjunction with, the detailed information set out in the remainder of this document.

Subject matter of the Offer:	Acquisition of Bluehill ID Shares

Consideration:	0.52 New SCM Shares for each Tendered Share

Acceptance Period:	21 November 2009 until 29 December 2009, 12:00 midnight CET, subject to possible extensions described in section 4.3 of this offer document

ISIN:	Bluehill ID Shares: CH0031958629

Tendered Shares: CH0107281492

New SCM Shares: US7840181033

Acceptance:	Acceptance of this Offer must be declared in writing to the custodian securities services company maintaining the securities deposit account for the Bluehill ID Shares which shall be tendered (“Custodian Bank”). Acceptance becomes effective only upon the timely re-booking of the Tendered Shares to the ISIN CH0107281492.

Costs and charges:	SCM will bear the fees and costs charged by the Custodian Banks for the acceptance of the Offer up to an amount of EUR 2.50 for each securities deposit account.

Conditions:	The share exchange contracts coming into existence as a result of the acceptance of the Offer are subject to the conditions precedent described in section 5.6 of this offer document. If such conditions precedent are not met and not timely waived, the share exchange contracts will not become effective and will not be executed.

Admission of New SCM Shares for trading:	The New SCM Shares which will be issued in connection with the Offer shall be approved for trading on NASDAQ Stock Market’s Global Market, New York, USA, (“NASDAQ”) upon issuance and shall be admitted to trading on the regulated market (Prime Standard) of the Frankfurt Stock Exchange (“FSE”) shortly after issuance.
3.	Background of the transaction

SCM sells security and identity solutions for secure access, secure identity and secure exchange of information. Together with its Hirsch Electronics subsidiary, SCM offers an extensive range of contact, contactless and mobile smart card reader technology, systems that integrate physical and logical access control as well as digital identity and transaction platforms. On 18 November 2009 at 12:00 midnight, SCM had issued and outstanding 25,134,985 shares of common stock with a par value of USD 0.001 (“SCM Shares”). The SCM Shares are admitted to trading on the regulated market of the FSE (Prime Standard) (ticker symbol “SMY”) and listed on the NASDAQ (ticker symbol “SCMM”).

Bluehill ID and its direct and indirect subsidiaries (“Bluehill ID Group”) focus their business activities on the use and development of radio frequency identification (RFID) and other automated identification and access control technologies. The Bluehill ID Group serves its customers in diverse global markets spanning across the entire RFID and identification value chain. At present, Bluehill ID has issued and outstanding 32,023,797 Bluehill ID Shares. The Bluehill ID Shares are traded on the Open Market (Freiverkehr) at the FSE (ticker symbol “BUQ”).

On 20 September 2009, SCM and Bluehill ID signed a business combination agreement to combine their respective companies. On 20 October 2009, SCM and Bluehill ID agreed certain non-material amendments to the business combination agreement. In the business combination agreement, SCM agreed to offer New SCM Shares in exchange for all Bluehill ID Shares. If all shareholders of Bluehill ID accept the Offer and SCM acquires 100% of the currently issued and outstanding Bluehill ID Shares, immediately after the closing of the Offer, approximately 60% of the then outstanding shares of common stock in SCM will be held by the current SCM shareholders and approximately 40% of the then outstanding shares of common stock in SCM will be held by the current shareholders of Bluehill ID.

After the closing of the Offer, it is expected that the separate operative business divisions of the then combined group (SCM, Hirsch, Multicard, TagStar and Arygon) will continue to operate under separate brands. A new corporate design is expected to be developed for the combined group which will adequately represent the core activities of the combined group in the security and identity management areas, respectively.

Upon the closing of the Offer, the number of the members of SCM’s board of directors is expected to be increased from seven to nine. Ayman S. Ashour, current chairman of the board of directors (Verwaltungsrat) and chief executive officer of Bluehill ID, is expected to become the executive chairman of SCM’s board of directors. Two other current members of the board of directors of Bluehill ID (Verwaltungsrat) are also expected to become members of SCM’s board of directors and one of the current members of SCM’s board of directors is expected to resign from SCM’s board of directors.

Two members of SCM’s board of directors, among them SCM’s current chief executive officer Felix Marx, are expected to become members of the board of directors (Verwaltungsrat) of Bluehill ID after the closing of the Offer. It is expected that for this purpose two of the currently four members of the board of directors (Verwaltungsrat) of Bluehill ID will be replaced.

If, after the closing of the Offer, SCM holds or acquires at least 90% of the share capital of Bluehill ID, SCM may consider a squeeze-out merger of Bluehill ID into a new Swiss special purpose vehicle wholly owned by SCM which would have the result that all shareholders of Bluehill ID who have not tendered their Bluehill ID Shares automatically lose their Bluehill ID Shares and receive an adequate compensation.

4.	Offer
4.1	Subject matter of the Offer

SCM hereby offers to all shareholders of Bluehill ID to acquire their Bluehill ID Shares (ISIN CH0031958629) in exchange for New SCM Shares (ISIN US7840181033) according to the terms of the Offer set out in this offer document.
4.2	Consideration

SCM offers 0.52 New SCM Shares in exchange for each Tendered Share as consideration.

The average Xetra closing price of the SCM Shares during the ten trading days at the FSE prior to and including 18 September 2009 (the last trading day before the announcement of the Offer) was EUR 1.81 (rounded). The average Xetra closing price of the Bluehill ID Shares during the ten trading days at the FSE prior to and including 18 September 2009 was EUR 0.80 (rounded). Based on these ten-day average Xetra closing prices:
•	the aggregate value of the consideration offered by SCM, assuming that all shareholders of Bluehill ID accept the Offer and SCM acquires 100% of the currently issued and outstanding Bluehill ID Shares, amounts to EUR 30,140,797.74;

•	the average market price of the consideration offered by SCM for each Tendered Share (0.52 New SCM Shares) exceeds the average market price of one Tendered Share by approximately 17.65%; and, therefore,

•	by accepting the Offer, the shareholders of Bluehill ID will receive a premium of 17.65%.
The Xetra closing price of the SCM Shares on the last trading day prior to the announcement of the Offer (18 September 2009) was EUR 1.88. The Xetra closing price of the Bluehill ID Shares on 18 September 2009 was EUR 0.80. Based on these Xetra closing prices:
•	the aggregate value of the consideration offered by SCM, assuming that all shareholders of Bluehill ID accept the Offer and SCM acquires 100% of the currently issued and outstanding Bluehill ID Shares, amounts to EUR 31,306,463.95;

•	the market price of the consideration offered by SCM for each Tendered Share (0.52 New SCM Shares) exceeds the market price of one Tendered Share by approximately 22.20%; and, therefore,

•	by accepting the Offer, the shareholders of Bluehill ID will receive a premium of 22.20%.
4.3	Beginning and ending of the Acceptance Period

The Acceptance Period begins one day after the publication of the Offer on the internet (http://offer.scmmicro.com) on 21 November 2009 and ends on 29 December 2009 at 12:00 midnight CET.

SCM reserves the right to extend the Acceptance Period with the consent of Bluehill ID.

In the event that a third party launches a competing tender offer for the Bluehill ID Shares during the Acceptance Period that is materially more favourable to Bluehill ID and its shareholders than the Offer and the Acceptance Period expires prior to the acceptance period of the competing offer SCM may extend the Acceptance Period so that it ends at the same point in time as the offer period of the competing offer.
5.	Execution of the Offer
5.1	Acceptance of the Offer

Shareholders of Bluehill ID can only accept this Offer during the Acceptance Period and only by a written declaration to their Custodian Bank (“Acceptance Declaration”). The acceptance only becomes effective if the Tendered Shares are re-booked, upon request of the Custodian Bank, to ISIN CH0107281492 no later than 6:00 pm CET on the second banking day in Zurich, Switzerland, after expiration of the Acceptance Period.

By accepting the Offer, shareholders of Bluehill ID simultaneously declare that:
(a)	they instruct and authorise their Custodian Bank to have the Tendered Shares re-booked to ISIN CH0107281492 and to leave the Tendered Shares in their securities deposit account for the time being;

(b)	they instruct and authorise their Custodian Bank to transfer the Tendered Shares to the securities deposit account no. KV 2236 at Clearstream Banking AG, Frankfurt am Main, Germany, or the securities deposit account no. 20.323.441 at SIX SIS AG, Zürich, Switzerland, of the central settlement agent and trustee VEM Aktienbank AG, Munich, Germany, (“Exchange Agent”) for exchange against the appropriate number of New SCM Shares after the expiration of the Acceptance Period if the conditions precedent of the Offer described in section 5.6 of this offer document are met or timely waived;

(c)	they instruct and authorise the respective Custodian Banks and grant them power of attorney, with exemption from the prohibition on self-contracting pursuant to section 181 German Civil Code (Bürgerliches Gesetzbuch — BGB), to undertake all actions necessary or expedient for processing the Offer in accordance with this offer document and to make and accept all required or expedient declarations in this context, in particular, the respective Custodian Banks are authorised to transfer title to the Tendered Shares to the Exchange Agent;

(d)	they instruct and authorise the Exchange Agent and grant it power of attorney, with exemption from the prohibition on self-contracting pursuant to section 181 German Civil Code (Bürgerliches Gesetzbuch — BGB), to undertake all actions necessary or expedient for processing the Offer in accordance with this offer document and to make and accept all required or expedient declarations in this context, in particular, the Exchange Agent is authorised to transfer title to the Tendered Shares to SCM in exchange for the appropriate number of New SCM Shares;

(e)	they instruct and authorise Clearstream Banking AG, Frankfurt, Germany, and SIX SIS AG, Zurich, Switzerland, to timely forward either directly or through the Custodian Banks all information required for the announcement of the result of the Offer to the Exchange Agent and SCM;

(f)	they hold sole title to the Tendered Shares and the Tendered Shares are clear and free from any encumbrances;

(g)	they are aware that their acceptance of the Offer refers to all Bluehill ID Shares located in their securities deposit account, unless their Acceptance Declaration sets out a different number of Tendered Shares.

The instructions, authorisations, orders, representations, warranties and power of attorney specified in lit. (a) through (g) are, in the interest of a smooth and rapid settlement of the Offer, granted irrevocably. They only lapse if one or more of the conditions precedent of the Offer described in section 5.6 of this offer document are not met and not timely waived.
5.2	Settlement of the Offer

The Tendered Shares remain initially in the securities deposit accounts of the tendering shareholders of Bluehill ID and are only re-booked to ISIN CH0107281492.

On 18 December 2009, SCM expects to hold a special meeting of its stockholders in order to seek the approval of the Offer and, specifically, the issuance of the New SCM Shares in connection with the Offer.

If such approval by SCM’s stockholder is obtained and after the expiration of the Acceptance Period and if all other conditions precedent of the Offer described in section 5.6 of this offer document are met or timely waived, SCM will procure that an appropriate number of New SCM Shares is transferred into the securities deposit accounts of the Custodian Banks. Once this transfer is completed, SCM has fulfilled its obligation to render the consideration. The respective Custodian Banks are responsible for crediting the New SCM Shares to the securities deposit accounts of the respective accepting shareholders.

Due to the exchange ration of 0.52 to 1, shareholders of Bluehill ID who accept the Offer will receive 0.52 New SCM Shares for each Tendered Share. No fractions of New SCM Shares will be transferred to the shareholders of Bluehill ID. The share consideration for the Tendered Shares will be rounded down to the next integer number of New SCM Shares.

In lieu of fractional New SCM Shares, shareholders of Bluehill ID who have tendered Bluehill ID Shares will receive cash compensation calculated on the basis of the Xetra closing price of the SCM Shares on 18 September 2009, i.e. on the last trading day prior to the announcement of the Offer, which amounted to EUR 1.88 per share in SCM.

The cash compensation will be paid by the Exchange Agent to the Custodian Banks simultaneously with the transfer of the New SCM Shares to the Custodian Banks. The respective Custodian Banks are responsible for crediting the cash compensation to the accounts of the respective accepting shareholders.
5.3	Legal consequences of acceptance of the Offer

By accepting the Offer, a shareholder of Bluehill ID concludes a share exchange contract with SCM which provides that the Tendered Shares are transferred by his Custodian Bank via the Exchange Agent to SCM against New SCM Shares as set out in this offer document and irrevocably declares the instructions, authorisations, orders, representations, warranties and power of attorney specified in lit. (a) through (g) of section 5.1 of this offer document.
5.4	Situation of shareholders of Bluehill ID who do not accept the Offer

Shareholders of Bluehill ID who do not intend to accept the Offer should be aware that a successful Offer will likely lead to a further decrease of the already relatively small number of Bluehill ID Shares traded at the FSE. The number of Bluehill ID Shares traded at the FSE could become so small that it could become impossible to execute sale or purchase orders in a timely manner or at appropriate stock exchange prices. If, after the closing of the Offer, SCM holds or acquires at least 90% of the share capital of Bluehill ID, SCM may consider a squeeze-out merger of Bluehill ID into a new Swiss special purpose vehicle wholly owned by SCM which would have the result that all shareholders of Bluehill ID who have not tendered their Bluehill ID Shares automatically lose their Bluehill ID Shares and receive an adequate compensation.
5.5	Fees for and costs of acceptance

SCM will bear the fees and costs charged by the Custodian Banks for the acceptance of the Offer up to an amount of EUR 2.50 for each securities deposit account.
5.6	Conditions precedent

The share exchange contracts which are concluded by the acceptance of this Offer are subject to the following conditions precedent:
(a)	at least 75% of all Bluehill ID Shares are tendered in accordance with the terms of the Offer by the shareholders of Bluehill ID;

(b)	approval of the Offer and, specifically, the issuance of the New SCM Shares in connection with the Offer by the stockholders of SCM in accordance with applicable law at the special meeting of SCM’s stockholders which is currently scheduled to be held on 18 December 2009;

(c)	approval for the listing of the New SCM Shares that will be issued in connection with the Offer on NASDAQ; and

(d)	absence of the occurrence of an event that has or would have a material adverse effect on SCM and its subsidiaries, taken as a whole, or the Bluehill ID Group, taken as a whole.
With the exception of the offer conditions set out in lit. (b) and (c), SCM may entirely or partially waive any of the offer conditions at its sole discretion until the end of the working day prior to the expiration of the Acceptance Period.
SCM will publish in accordance with section 15 (1) sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) and on the internet page http://offer.scmmicro.com whether the conditions precedent have been met or waived.
5.7	Transaction bank

The execution and settlement of the Offer is handled by the Exchange Agent.
6.	Miscellaneous information
6.1	Taxes

Before accepting the Offer, shareholders of Bluehill ID should seek tax advice, in particular regarding the tax consequences of the acceptance of this Offer as well as of the possible squeeze-out merger of Bluehill ID, taking into account their personal circumstances.

6.2	Applicable law

The Offer as well as the share exchange contracts entered into between SCM and the shareholders of Bluehill ID upon the acceptance of this Offer are exclusively governed by the law of the Federal Republic of Germany, with the exception of the United Nations Convention on Contracts for the International Sale of Goods (CISG) and the German conflict of laws rules.
6.3	Further information

The Exhibit to this offer document (which can be accessed through the internet link provided below) contains the prospectus which forms part of the registration statement on form S-4 under the Securities Act of 1933 of the United States of America which was declared effective on 12 November 2009 by the Securities and Exchange Commission of the United States of America. Neither the Securities and Exchange Commission of the United States of America nor any other regulatory authority has approved or disapproved this prospectus or the securities of SCM to be issued in connection with the offer, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shareholders of Bluehill ID are encouraged to carefully read the entire prospectus and should particularly consider the content of the following sections when making a decision on the acceptance of the Offer:
•	risk factors (see the Section “Risk Factors” of the Exhibit) and

•	SCM’s management’s discussion and analysis of financial condition and results of operations (see the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Exhibit).
7.	Recommendation of the Offer by the board of directors (Verwaltungsrat) of Bluehill ID

The board of directors (Verwaltungsrat) of Bluehill ID has determined that the Offer is in the best interest of Bluehill ID and its shareholders and unanimously recommends that the shareholders of Bluehill ID accept the Offer.
8.	Recommendation of the Offer by the board of directors of SCM

The board of directors of SCM has determined that the Offer and the issuance of New SCM Shares as consideration to shareholders of Bluehill ID who accept the Offer are in the best interest of SCM and its stockholders and unanimously recommends that SCM’s stockholders approve the Offer and, specifically, the issuance of the New SCM Shares in connection with the Offer.

Exhibit
[Link to United States Prospectus]

Freiwilliges öffentliches Umtauschangebot
der
SCM Microsystems, Inc., einer Delaware Corporation,
1900-B Carnegie Avenue, Santa Ana, CA 92705, USA,
an die Aktionäre der
Bluehill ID AG, einer Schweizer Aktiengesellschaft,
Dufourstraße 121, 9001 St. Gallen, Schweiz,
zum Erwerb der von diesen gehaltenen Inhaberaktien mit einem Nennwert von je CHF 1,00 an der
Bluehill ID AG
durch Umtausch jeder Inhaberaktie an der Bluehill ID AG mit einem Nennwert von je CHF 1,00
für 0,52 Stammaktien an der SCM Microsystems, Inc. mit einem Nennwert von je USD 0,001.
Annahmefrist: 21. November 2009 bis 29. Dezember 2009,
24:00 Uhr MEZ
Aktionäre der Bluehill ID AG, insbesondere solche mit ständigem oder gewöhnlichem Wohnsitz oder Aufenthaltsort außerhalb der Bundesrepublik Deutschland, der Schweiz, Luxemburgs und der Vereinigten Staaten von Amerika, sollten insbesondere den Ausführungen in Ziffer 1.1 dieser Angebotsunterlage (“Adressaten des Angebots”) Beachtung schenken.
International Securities Identification Number (“ISIN”) der Inhaberaktien an der Bluehill ID AG (“Bluehill ID”) mit einem Nennwert von je CHF 1,00 (“Bluehill-ID-Aktien”): CH0031958629
ISIN der Bluehill-ID-Aktien, die im Rahmen des Angebots während der Annahmefrist angedient werden (“Angediente Aktien”): CH0107281492
ISIN der Stammaktien an der SCM Microsystems, Inc. (“SCM”) mit einem Nennwert von je USD 0,001, die im Umtausch für die Angedienten Aktien angeboten und mit Zustimmung der außerordentlichen Hauptversammlung von SCM, die voraussichtlich am 18. Dezember 2009 abgehalten wird, ausgegeben werden (“Neue SCM-Aktien”): US7840181033

Inhaltsverzeichnis

1. Allgemeine Hinweise für Aktionäre
1.1 Adressaten des Angebots
Dieses Umtauschangebot von SCM (“Angebot”) wird allen Aktionären der Bluehill ID unterbreitet.

Das Angebot wird in der Bundesrepublik Deutschland, der Schweiz, Luxemburg und den Vereinigten Staaten von Amerika abgegeben. Im Zusammenhang mit dem Angebot in den Vereinigten Staaten von Amerika hat SCM bei der US-amerikanischen Wertpapier- und Börsenaufsichtsbehörde (SEC) einen Registration Statement auf dem Formular S-4 (form S-4) eingereicht, das am 12. November 2009 für wirksam erklärt wurde. Ein Angebot in anderen Ländern ist nicht beabsichtigt.

Die Versendung, Veröffentlichung, Verbreitung oder Verteilung des Angebots sowie die Annahme des Angebots außerhalb der Bundesrepublik Deutschland, der Schweiz, Luxemburgs oder der Vereinigten Staaten von Amerika kann gesetzlichen Beschränkungen unterliegen. Das Angebot darf deshalb in kein anderes Land mittelbar oder unmittelbar versendet und in keinem anderen Land mittelbar oder unmittelbar veröffentlicht, verbreitet oder verteilt werden, wenn eine solche Versendung, Veröffentlichung, Verbreitung oder Verteilung nach dem anwendbaren Recht in diesem Land verboten ist oder von der Beachtung von Verwaltungsverfahren oder der Erteilung einer Genehmigung oder anderen Voraussetzungen abhängig ist. Personen, die außerhalb der Bundesrepublik Deutschland, der Schweiz, Luxemburgs oder der Vereinigten Staaten von Amerika in den Besitz dieser Angebotsunterlage gelangen oder das Angebot annehmen möchten, werden gebeten, sich über anwendbare Beschränkungen zu informieren und diese einzuhalten. SCM übernimmt keine Verantwortung dafür, dass die Versendung, Veröffentlichung, Verbreitung, Verteilung oder Annahme des Angebots außerhalb der Bundesrepublik Deutschland, der Schweiz, Luxemburgs oder der Vereinigten Staaten von Amerika mit den anwendbaren Rechtsvorschriften vereinbar ist.

Vorbehaltlich der vorgenannten Einschränkung hinsichtlich der Versendung, Veröffentlichung, Verbreitung, Verteilung und Annahme des Angebots kann das Angebot von allen Aktionären der Bluehill ID angenommen werden.
1.2 Veröffentlichung dieser Angebotsunterlage, Änderungen derselben und Bekanntmachungen
Diese Angebotsunterlage und etwaige Änderungen dieser Angebotsunterlage werden in deutscher und englischer Sprache allen Aktionären der Bluehill ID auf der Internetseite http://offer.scmmicro.com zur Verfügung gestellt. Eine Bekanntmachung wird in deutscher und englischer Sprache im deutschen elektronischen Bundesanzeiger sowie im Schweizerischen Handelsamtsblatt veröffentlicht.

SCM wird nach Ablauf der Annahmefrist für dieses Angebot (“Annahmefrist”) die Anzahl der von ihr erworbenen Bluehill-ID-Aktien gemäß § 15 Abs. 1 Satz 1 des deutschen Wertpapierhandelsgesetzes (WpHG) und auf der vorgenannten Internetseite veröffentlichen. Derzeit wird erwartet, dass diese Veröffentlichung am 4. Januar 2010 erfolgt.

Alle weiteren das Angebot betreffenden Bekanntmachungen werden ebenfalls auf der vorgenannten Internetseite veröffentlicht.

SCM macht keine Inhalte ihrer Internetseite www.scmmicro.com, der Internetseite der Bluehill ID oder anderer Internetseiten zum Inhalt dieser Angebotsunterlage.

2. Zusammenfassung des Angebots
Die folgende Zusammenfassung wird durch die ausführlichen Informationen in den übrigen Abschnitten dieses Dokuments ergänzt und sollte deshalb in Verbindung mit diesen gelesen werden.

Gegenstand des Angebots:	Erwerb der Bluehill-ID-Aktien

Gegenleistung:	0,52 Neue SCM-Aktien für jede Angediente Aktie

Annahmefrist:	21. November 2009 bis 29. Dezember 2009, 24:00 Uhr MEZ, vorbehaltlich der in Ziffer 4.3 dieser Angebotsunterlage beschriebenen möglichen Verlängerungen

ISIN:	Bluehill-ID-Aktien: CH0031958629

Angediente Aktien: CH0107281492

Neue SCM-Aktien: US7840181033

Annahme:	Die Annahme des Angebots ist gegenüber dem depotführenden Wertpapierdienstleistungsunternehmen, bei dem das Depotkonto für die Bluehill-ID-Aktien, die angedient werden sollen, geführt wird (“Depotbank”), schriftlich zu erklären. Die Annahme wird erst mit der fristgerechten Umbuchung der Angedienten Aktien in die ISIN CH0107281492 wirksam.

Kosten und Gebühren:	SCM trägt die von den Depotbanken für die Annahme des Angebots berechneten Kosten und Gebühren bis zu einem Betrag von EUR 2,50 für jedes Depotkonto.

Bedingungen:	Die durch die Annahme des Angebots zustande kommenden Aktienumtauschverträge stehen unter den in Ziffer 5.6 dieser Angebotsunterlage beschriebenen aufschiebenden Bedingungen. Wenn diese aufschiebenden Bedingungen nicht erfüllt werden und nicht fristgerecht auf sie verzichtet wird, treten die Aktienumtauschverträge nicht in Kraft und werden nicht durchgeführt.

Zulassung der Neuen SCM-Aktien zum Börsenhandel	Die Neuen SCM-Aktien, die im Zusammenhang mit dem Angebot ausgegeben werden, werden bei ihrer Ausgabe zum Handel am Global Market des NASDAQ Stock Market, New York, USA, (“NASDAQ”) zugelassen sein und kurz nach ihrer Ausgabe zum Regulierten Markt (Prime Standard) der Frankfurter Wertpapierbörse (“FWB”) zugelassen werden.

3. Hintergrund der Transaktion
SCM ist ein Anbieter von Sicherheits- und Identifikationslösungen für den sichere Zugang, die sichere Identifizierung und den sicheren Austausch von Informationen. Gemeinsam mit ihrer Tochtergesellschaft Hirsch Electronics bietet SCM ein umfassendes Angebot an mit und ohne Kontakt funktionierenden und mobilen Chipkartenlesertechnologien, integrierten physischen und logischen Zugangskontrollsystemen sowie digitalen Identifikations- und Transaktionsplattformen an. Am 18. November 2009 um 24:00 Uhr hatte SCM 25.134.985 Stammaktien mit einem Nennwert von USD 0,001 je Aktie ausgegeben und ausstehend (“SCM-Aktien”). Die SCM-Aktien sind zum Regulierten Markt der FWB (Prime Standard) zugelassen (Börsenkürzel: “SMY”) und sind an der NASDAQ notiert (Börsenkürzel: “SCMM”).

Bluehill ID und ihre unmittelbaren und mittelbaren Tochtergesellschaften (“Bluehill ID Gruppe”) konzentrieren ihre geschäftlichen Aktivitäten auf den Einsatz und die Entwicklung von funkwellengestützter Identifikation (RFID) sowie anderer Technologien zur automatischen Identifizierung und Zugangskontrolle. Die Bluehill ID Gruppe bedient Kunden in mannigfaltigen internationalen Märkten über die gesamte RFID- und Identifizierungs-Wertschöpfungskette hinweg. Derzeit hat Bluehill 32.023.797 Bluehill-ID-Aktien ausgegeben und ausstehend. Die Bluehill-ID-Aktien werden im Freiverkehr an der FWB gehandelt (Börsenkürzel: “BUQ”).

Am 20. September 2009 unterzeichneten SCM und Bluehill ID ein Business Combination Agreement über die Zusammenführung ihrer Unternehmen. Am 20. Oktober 2009 vereinbarten SCM und Bluehill ID bestimmte unwesentliche Änderungen des Business Combination Agreement. In dem Business Combination Agreement hat sich SCM verpflichtet, Neue SCM-Aktien im Umtausch für sämtliche Bluehill-ID-Aktien anzubieten. Wenn alle Aktionäre der Bluehill ID das Angebot annehmen und SCM 100 % der gegenwärtig ausgegebenen und ausstehenden Bluehill-ID-Aktien erwirbt, werden unmittelbar nach dem Abschluss des Angebots die derzeitigen Aktionäre von SCM ca. 60 % der dann ausstehenden Stammaktien an SCM und die derzeitigen Aktionäre von Bluehill ID ca. 40 % der dann ausstehenden Stammaktien an SCM halten.

Nach Abschluss des Angebots werden die separaten operativen Geschäftsbereiche der zusammengeführten Gruppe (SCM, Hirsch, Multicard, TagStar und Arygon) voraussichtlich weiter unter unterschiedlichen Marken tätig sein. Für die zusammengeführte Gruppe wird voraussichtlich ein neues Unternehmens-Design entwickelt, das die Kernaktivitäten der zusammengeführten Gruppe im Bereich des Sicherheits- und Identitätsmanagements jeweils angemessen zum Ausdruck bringt.

Mit Abschluss des Angebots wird die Anzahl der Mitglieder im Board of Directors (Verwaltungsrat) von SCM voraussichtlich von sieben auf neun erhöht. Ayman S. Ashour, derzeitiger Verwaltungsratvorsitzender und Chief Executive Officer der Bluehill ID, wird voraussichtlich neuer Executive Chairman des Board of Directors von SCM. Zwei weitere Mitglieder des Verwaltungsrats von Bluehill ID werden voraussichtlich ebenfalls Mitglieder des Board of Directors von SCM werden, und ein derzeitiges Mitglied des Board of Directors von SCM wird voraussichtlich aus dem Board of Directors von SCM ausscheiden.

Zwei Mitglieder des Board of Directors von SCM, unter ihnen der derzeitige Chief Executive Officer von SCM, Felix Marx, werden nach Abschluss des Angebots voraussichtlich Mitglieder des Verwaltungsrats der Bluehill ID werden. Zu diesem Zweck werden voraussichtlich zwei der gegenwärtig vier Mitglieder des Verwaltungsrats der Bluehill ID ersetzt werden.

Hält oder erwirbt SCM nach Abschluss des Angebots mindestens 90 % des Aktienkapitals der Bluehill ID, könnte SCM eine Abfindungsfusion der Bluehill ID mit einer neuen, zu 100 % von SCM gehaltenen schweizerische Zweckgesellschaft in Erwägung ziehen, die dazu führen würde, dass alle Aktionäre der Bluehill ID, die ihre Bluehill-ID-Aktien nicht angedient haben, ihre Bluehill-ID-Aktien automatisch verlieren und eine angemessene Abfindung erhalten.
4. Angebot
4.1 Gegenstand des Angebots
SCM bietet hiermit allen Aktionären der Bluehill ID an, ihre Bluehill-ID-Aktien (ISIN CH0031958629) gemäß den in dieser Angebotsunterlage enthaltenen Regelungen im Umtausch für Neue SCM-Aktien (ISIN US7840181033) zu erwerben.
4.2 Gegenleistung
SCM bietet 0,52 Neue SCM-Aktien im Umtausch für jede Angediente Aktie als Gegenleistung an.

Der durchschnittliche Xetra-Schlusskurs der SCM-Aktien während der zehn Handelstage an der FWB vor und einschließlich des 18. September 2009 (dem letzten Handelstag vor der Bekanntgabe des Angebots) betrug EUR 1,81 (gerundet). Der durchschnittliche Xetra-Schlusskurs der Bluehill-ID-Aktien während der zehn Handelstage an der FWB vor und einschließlich des 18. September 2009 betrug EUR 0,80 (gerundet). Auf Grundlage dieser Zehntages-Durchschnitts-Xetra-Schlusskurse
•	beträgt der Gesamtwert der von SCM angebotenen Gegenleistung unter der Annahme, dass alle Aktionäre der Bluehill ID das Angebot annehmen und SCM 100 % der derzeit ausgegebenen und ausstehenden Bluehill-ID-Aktien erwirbt, EUR 30.140.797,74,

•	übersteigt der durchschnittliche Marktpreis der von SCM für jede Angediente Aktie angebotenen Gegenleistung (0,52 Neue SCM-Aktien) den durchschnittlichen Marktpreis einer Angedienten Aktie um ca. 17,65 % und deshalb

•	erhalten die Aktionäre der Bluehill ID bei Annahme des Angebots eine Prämie von 17,65%.
Der Xetra-Schlusskurs der SCM-Aktien am letzten Handelstag vor der Bekanntgabe des Angebots (18. September 2009) betrug EUR 1,88. Der Xetra-Schlusskurs der Bluehill-ID-Aktien am 18. September 2009 betrug EUR 0,80. Auf Grundlage dieser Xetra-Schlusskurse
•	beträgt der Gesamtwert der von SCM angebotenen Gegenleistung unter der Annahme, dass alle Aktionäre der Bluehill ID das Angebot annehmen und SCM 100 % derzeit ausgegebenen und ausstehenden Bluehill-ID-Aktien erwirbt, EUR 31.306.463,95,

•	übersteigt der Marktpreis der von SCM für jede Angediente Aktie angebotenen Gegenleistung (0,52 Neue SCM-Aktien) den Marktpreis einer Angedienten Aktie um ca. 22,20 % und deshalb

•	erhalten die Aktionäre der Bluehill ID bei Annahme des Angebots eine Prämie von 22,20%.

4.3	Beginn und Ende der Annahmefrist

Die Annahmefrist beginnt einen Tag nach Veröffentlichung des Angebots im Internet (http://offer.scmmicro.com) am 21. November 2009 und endet am 29. Dezember 2009 um 24:00 Uhr MEZ.

SCM behält sich das Recht vor, die Annahmefrist mit Zustimmung der Bluehill ID zu verlängern.

Falls ein Dritter während der Annahmefrist ein konkurrierendes Übernahmeangebot für die Bluehill-ID-Aktien abgibt, das für Bluehill ID und ihre Aktionäre wesentlich vorteilhafter als das Angebot ist, und die Annahmefrist vor Ablauf der Annahmefrist des konkurrierenden Übernahmeangebots abläuft, kann SCM die Annahmefrist so verlängern, dass diese zum gleichen Zeitpunkt wie die Annahmefrist des konkurrierenden Übernahmeangebots endet.
5.	Durchführung des Angebots
5.1	Annahme des Angebots

Aktionäre der Bluehill ID können dieses Angebot nur innerhalb der Annahmefrist und nur durch eine schriftliche Erklärung an ihre Depotbank (“Annahmeerklärung”) annehmen. Die Annahme wird nur wirksam, wenn die Angedienten Aktien auf Veranlassung der Depotbank bis spätestens 18:00 Uhr MEZ am zweiten Bankarbeitstag in Zürich, Schweiz, nach Ablauf der Annahmefrist in die ISIN CH0107281492 umgebucht werden.

Mit der Annahme des Angebots erklären Aktionäre der Bluehill ID zugleich, dass
(a)	sie ihre Depotbank anweisen und ermächtigen, die Angedienten Aktien in die ISIN CH0107281492 umbuchen zu lassen und die Angedienten Aktien zunächst in ihrem Depot zu belassen,

(b)	sie ihre Depotbank anweisen und ermächtigen, die Angedienten Aktien auf das Depotkonto Nr. KV 2236 bei der Clearstream Banking AG, Frankfurt am Main, Deutschland, oder das Depotkonto Nr. 20.323.441 bei der SIX SIS AG, Zürich, Schweiz, der VEM Aktienbank AG, München, Deutschland, als zentraler Abwicklungsstelle und Treuhänder (“Umtauschtreuhänder”) im Umtausch für die entsprechende Anzahl Neuer SCM-Aktien zu übertragen, nachdem die Annahmefrist abgelaufen ist, falls die in Ziffer 5.6 dieser Angebotsunterlage beschriebenen aufschiebenden Bedingungen eintreten oder darauf fristgerecht verzichtet wird,

(c)	sie ihre jeweiligen Depotbanken anweisen und ermächtigen sowie unter Befreiung vom Verbot von Insichgeschäften gemäß § 181 des deutschen Bürgerlichen Gesetzbuchs (BGB) bevollmächtigen, alle zur Durchführung des Angebots entsprechend dieser Angebotsunterlage notwendigen oder zweckmäßigen Handlungen vorzunehmen sowie alle notwendigen oder zweckmäßigen Erklärungen in diesem Zusammenhang abzugeben und entgegenzunehmen, insbesondere sind die jeweiligen Depotbanken ermächtigt, das Eigentum an den Angedienten Aktien auf den Umtauschtreuhänder zu übertragen,

(d)	sie den Umtauschtreuhänder anweisen und ermächtigen sowie unter Befreiung vom Verbot von Insichgeschäften gemäß § 181 BGB bevollmächtigen, alle zur Durchführung des Angebots entsprechend dieser Angebotsunterlage notwendigen oder zweckmäßigen Handlungen vorzunehmen sowie alle notwendigen oder zweckmäßigen Erklärungen in diesem Zusammenhang abzugeben und entgegenzunehmen, insbesondere ist der Umtauschtreuhänder ermächtigt, das

Eigentum an den Angedienten Aktien im Umtausch für die angemessene Anzahl Neuer SCM-Aktien auf SCM zu übertragen,

(e)	sie die Clearstream Banking AG, Frankfurt am Main, Deutschland, und die SIX SIS AG, Zürich, Schweiz, anweisen und ermächtigen, alle für die Bekanntgabe des Ergebnisses des Angebots notwendigen Informationen rechtzeitig entweder direkt oder über die Depotbanken an den Umtauschtreuhänder und an SCM weiterzuleiten,

(f)	die Angedienten Aktien in ihrem alleinigen Eigentum stehen und die Angedienten Aktien frei von sämtlichen Belastungen sind,

(g)	ihnen bewusst ist, dass ihre Annahme des Angebots sich auf alle Bluehill-ID-Aktien bezieht, die sich in ihrem Depot befinden, wenn in ihrer Annahmeerklärung keine andere Anzahl von Angedienten Aktien angegeben ist.
Die in den Absätzen (a) bis (g) aufgeführten Weisungen, Ermächtigungen, Aufträge, Zusicherungen, Gewährleistungen und Vollmachten sind im Interesse einer reibungslosen und zügigen Abwicklung des Angebots unwiderruflich erklärt. Sie erlöschen nur, wenn eine oder mehrere der in Ziffer 5.6 dieser Angebotsunterlage beschriebenen aufschiebenden Bedingungen des Angebots nicht erfüllt werden und nicht fristgerecht darauf verzichtet wird.
5.2	Abwicklung des Angebots

Die Angedienten Aktien verbleiben zunächst in den Depots der andienenden Bluehill ID-Aktionäre und werden nur in die ISIN CH0107281492 umgebucht.

SCM wird voraussichtlich am 18. Dezember 2009 eine außerordentliche Hauptversammlung abhalten, um die Zustimmung ihrer Aktionäre zum Angebot und insbesondere zur Ausgabe der Neuen SCM-Aktien im Zusammenhang mit dem Angebot einzuholen.

Wenn diese Zustimmung der Aktionäre eingeholt wurde und die Annahmefrist abgelaufen ist und vorausgesetzt, alle anderen in Ziffer 5.6 dieser Angebotsunterlage beschriebenen aufschiebenden Bedingungen des Angebots sind erfüllt oder es wurde fristgerecht auf sie verzichtet, wird SCM die Übertragung einer angemessenen Anzahl Neuer SCM-Aktien auf die Depotkonten der Depotbanken veranlassen. Sobald diese Übertragung abgeschlossen ist, hat SCM ihre Verpflichtung zur Erbringung der Gegenleistung erfüllt. Die jeweiligen Depotbanken sind dafür verantwortlich, die Neuen SCM-Aktien den Depotkonten der jeweiligen annehmenden Aktionäre gutzuschreiben.

Aufgrund des Umtauschverhältnisses von 0,52:1 erhalten Bluehill ID-Aktionäre, die das Angebot annehmen, 0,52 Neue SCM-Aktien für jede Angediente Aktie. An die Aktionäre der Bluehill ID werden keine Bruchteile Neuer SCM-Aktien übertragen. Das Aktienentgelt für die Angedienten Aktien wird auf die nächste ganze Zahl Neuer SCM-Aktien abgerundet.

Aktionäre der Bluehill ID, die Bluehill-ID-Aktien angedient haben, erhalten anstelle von Bruchteilen Neuer SCM-Aktien einen Barausgleich, der auf Grundlage des Xetra-Schlusskurses der SCM-Aktien am 18. September 2009, d. h. am letzten Handelstag vor der Bekanntgabe des Angebots, der EUR 1,88 je SCM-Aktie betrug, berechnet wird.

Der Barausgleich wird von dem Umtauschtreuhänder an die Depotbanken gleichzeitig mit der Übertragung der Neuen SCM-Aktien an die Depotbanken gezahlt. Die jeweiligen Depotbanken sind dafür verantwortlich, den Barausgleich den Konten der jeweiligen annehmenden Aktionäre gutzuschreiben.

5.3	Rechtsfolgen der Annahme des Angebots

Mit der Annahme des Angebots schließt ein annehmender Aktionär von Bluehill ID mit SCM einen Aktienumtauschvertrag, der vorsieht, dass die Angedienten Aktien von seiner Depotbank über den Umtauschtreuhänder an SCM gegen Neue SCM-Aktien entsprechend dieser Angebotsunterlage übertragen werden, und erklärt unwiderruflich die in Ziffer 5.1 Absätzen (a) bis (g) aufgeführten Weisungen, Ermächtigungen, Aufträge, Zusicherungen, Gewährleistungen und Vollmachten.
5.4	Situation der Aktionäre der Bluehill ID, die das Angebot nicht annehmen

Aktionären der Bluehill ID, die das Angebot nicht anzunehmen beabsichtigen, sollte bewusst sein, dass ein erfolgreiches Angebot wahrscheinlich dazu führen wird, dass die bereits relativ geringe Anzahl der an der FWB gehandelten Bluehill-ID-Aktien weiter abnimmt. Die Anzahl der an der FWB gehandelten Bluehill-ID-Aktien könnte so gering werden, dass es unmöglich werden könnte, Verkaufs- oder Kaufaufträge innerhalb eines angemessenen Zeitraums oder zu angemessenen Börsenkursen auszuführen. Hält oder erwirbt SCM nach Abschluss des Angebots mindestens 90 % des Aktienkapitals der Bluehill ID, könnte SCM eine Abfindungsfusion der Bluehill ID mit einer neuen, zu 100 % von SCM gehaltenen schweizerische Zweckgesellschaft in Erwägung ziehen, die dazu führen würde, dass alle Aktionäre der Bluehill ID, die ihre Bluehill-ID-Aktien nicht angedient haben, ihre Bluehill-ID-Aktien automatisch verlieren und eine angemessene Abfindung erhalten.
5.5	Gebühren und Kosten der Annahme

SCM trägt die von den Depotbanken für die Annahme des Angebots berechneten Kosten und Gebühren bis zu einem Betrag von EUR 2,50 für jedes Depotkonto.
5.6	Aufschiebende Bedingungen

Die Aktienumtauschverträge, die durch die Annahme dieses Angebots zustande kommen, stehen unter folgenden aufschiebenden Bedingungen:
(a)	von den Aktionären der Bluehill ID werden mindestens 75 % aller Bluehill-ID-Aktien wie in dem Angebot vorgesehen angedient,

(b)	Zustimmung zum Angebot und insbesondere zur Ausgabe der Neuen SCM-Aktien im Zusammenhang mit dem Angebot durch die Aktionäre von SCM im Einklang mit dem anwendbaren Recht auf der außerordentlichen Hauptversammlung der Aktionäre von SCM, die gegenwärtig für den 18. Dezember 2009 geplant ist;

(c)	Zustimmung zur Notierung der Neuen SCM-Aktien, die im Zusammenhang mit dem Angebot ausgegeben werden, an der NASDAQ und

(d)	dem Nichteintritt eines Ereignisses, das einen wesentlichen nachteiligen Einfluss auf SCM und ihre Tochtergesellschaften in ihrer Gesamtheit oder die Bluehill ID Gruppe in ihrer Gesamtheit hat oder haben würde.
Mit Ausnahme der Angebotsbedingungen gemäß lit. (b) und (c) kann SCM bis zum Ende des Werktags vor Ablauf der Annahmefrist nach ihrem alleinigen Ermessen ganz oder teilweise auf jede der Angebotsbedingungen verzichten.

SCM wird gemäß § 15 Abs. 1 Satz 1 des Wertpapierhandelsgesetzes (WpHG) und auf der Internetseite http://offer.scmmicro.com veröffentlichen, ob die aufschiebenden Bedingungen eingetreten sind oder ob auf sie verzichtet wurde.

5.7	Begleitende Bank

Die Durchführung und Abwicklung des Angebots erfolgen durch den Umtauschtreuhänder.
6.	Verschiedene Informationen
6.1	Steuern

Die Aktionäre der Bluehill ID sollten sich vor der Annahme des Angebots unter Berücksichtigung ihrer persönlichen Verhältnisse steuerlich beraten lassen, insbesondere hinsichtlich der steuerlichen Folgen einer Annahme dieses Angebots sowie der möglichen Abfindungsfusion der Bluehill ID.
6.2	Anwendbares Recht

Das Angebot und die durch die Annahme dieses Angebots abgeschlossenen Aktienumtauschverträge zwischen SCM und den Aktionären der Bluehill ID unterliegen ausschließlich dem Recht der Bundesrepublik Deutschland unter Ausschluss des Übereinkommens der Vereinten Nationen über Verträge über den internationalen Warenkauf (CISG) und der Bestimmungen des deutschen internationalen Privatrechts.
6.3	Informationen gemäß § 7 des deutschen Wertpapierprospektgesetzes (WpPG)

Die Anlage zu dieser Angebotsunterlage (die durch den unten vorgesehenen Internetlink zugänglich ist) enthält die Informationen gemäß § 7 WpPG in Verbindung mit der Verordnung (EG) Nr. 809/2004 der Kommission vom 29. April 2004 zur Umsetzung der Richtlinie 2003/71/EG des Europäischen Parlaments und des Rates betreffend die in Prospekten enthaltenen Angaben sowie die Aufmachung, die Aufnahme von Angaben in Form eines Verweises und die Veröffentlichung solcher Prospekte sowie die Verbreitung von Werbung.

Aktionären der Bluehill ID wird empfohlen, den gesamten Prospekt sorgfältig zu lesen, sie sollten bei ihrer Entscheidung über die Annahme des Angebots insbesondere den Inhalt der folgenden Abschnitte berücksichtigen:
•	Risikofaktoren (siehe Abschnitt “Risk Factors” der Anlage) und

•	Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage der Geschäftsleitung von SCM (siehe Abschnitt “Management’s Discussion and Analysis of Financial Condition and Results of Operations” der Anlage).
7.	Empfehlung des Angebots durch den Verwaltungsrat der Bluehill ID

Der Verwaltungsrat der Bluehill ID hat entschieden, dass das Angebot im besten Interesse von Bluehill ID und ihren Aktionären liegt, und empfiehlt den Aktionären der Bluehill ID einstimmig, das Angebot anzunehmen.
8.	Empfehlung des Angebots durch das Board of Directors von SCM

Das Board of Directors von SCM hat entschieden, dass das Angebot und die Ausgabe Neuer SCM-Aktien als Gegenleistung an die Aktionäre der Bluehill ID, die das Angebot annehmen, im besten Interesse von SCM und ihrer Aktionäre liegt, und empfiehlt den Aktionären von SCM einstimmig, dem Angebot und insbesondere der Ausgabe der Neuen SCM-Aktien im Zusammenhang mit dem Angebot zuzustimmen.

Anlage
[Link to German Prospectus]

Voluntary Public Exchange Offer
by
SCM Microsystems, Inc., a Delaware corporation,
1900-B Carnegie Avenue, Santa Ana, CA 92705, USA,
to the shareholders of
Bluehill ID AG, a Swiss stock corporation,
Dufourstraße 121, 9001 St. Gallen, Switzerland,
for the acquisition of bearer shares with a par value of CHF 1.00 each held by them in
Bluehill ID AG
through exchange of each bearer share in Bluehill ID AG with a par value of CHF 1.00 each for
0.52 shares of common stock with a par value of USD 0.001 each in SCM Microsystems, Inc.
Acceptance Period: 21 November 2009 to 29 December 2009,
12:00 midnight CET
Shareholders of Bluehill ID AG, in particular those with permanent or habitual residence or domicile outside the Federal Republic of Germany, Switzerland, Luxembourg and the United States of America, should pay particular attention to section 1.1 of this offer document (“Addressees of the Offer”).
International Securities Identification Number (“ISIN”) of the bearer shares in Bluehill ID AG (“Bluehill ID”) with a par value of CHF 1.00 each (“Bluehill ID Shares”): CH0031958629
ISIN of the Bluehill ID Shares that are tendered in connection with the Offer during the Acceptance Period (“Tendered Shares”): CH0107281492
ISIN of the shares of common stock in SCM Microsystems, Inc. (“SCM”), with a par value of USD 0.001, offered in exchange for the Tendered Shares and newly issued with the approval of a special meeting of SCM’s stockholders which is expected to be held on 18 December 2009 (“New SCM Shares”): US7840181033

1.	General Information for shareholders
1.1	Addressees of the Offer
This exchange offer of SCM (“Offer”) is made to all shareholders of Bluehill ID.

The Offer is made in the Federal Republic of Germany, Switzerland, Luxembourg and the United States of America. In connection with the Offer in the United States of America, SCM filed a registration statement on form S-4 with the United States of America’s Securities and Exchange Commission, which was declared effective on 12 November 2009. An offer in any other country is not contemplated.

The dispatch, publication, dissemination or distribution of the Offer as well as the acceptance of the Offer outside of the Federal Republic of Germany, Switzerland, Luxembourg or the United States of America may be subject to statutory restrictions. Therefore, the Offer may neither directly nor indirectly be dispatched, published, disseminated or distributed in any other country, if, pursuant to the applicable law in such country, such dispatch, publication, dissemination or distribution is prohibited or depends on the compliance with administrative proceedings or the granting of a permission or any other precondition. Persons who take possession of this offer document or wish to accept the Offer outside of the Federal Republic of Germany, Switzerland, Luxembourg or the United States of America are requested to inform themselves about applicable restrictions and to comply with such restrictions. SCM does not represent that the dispatch, publication, dissemination, distribution or acceptance of the Offer outside of the Federal Republic of Germany, Switzerland, Luxembourg or the United States of America complies with any applicable law.

Subject to the above mentioned qualification regarding the dispatch, publication, dissemination, distribution and acceptance of the Offer, the Offer may be accepted by all shareholders of Bluehill ID.
1.2	Publication of this offer document, amendments thereto and announcements
This offer document and any amendments thereto are made available in German and English language to all shareholders of Bluehill ID on the internet page http://offer.scmmicro.com. An announcement is published in German and English language in the German Electronic Federal Gazette (Elektronischer Bundesanzeiger) as well as in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt).

SCM will publish the number of Bluehill ID Shares it has acquired after the expiration of the period for acceptance of this Offer (“Acceptance Period”) in accordance with section 15 (1) sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) and on the aforementioned internet page. Currently, it is expected that such publication will be made on 4 January 2010.

All other announcements pertaining to the Offer will be published on the aforementioned internet page as well.

SCM is not incorporating the contents of its website www.scmmicro.com, the website of Bluehill ID or any other internet page into this offer document.
2.	Summary of the Offer
The following summary is supplemented by, and should thus be read in conjunction with, the detailed information set out in the remainder of this document.

Subject matter of the Offer:	Acquisition of Bluehill ID Shares

Consideration:	0.52 New SCM Shares for each Tendered Share

Acceptance Period:	21 November 2009 until 29 December 2009, 12:00 midnight CET, subject to possible extensions described in section 4.3 of this offer document

ISIN:	Bluehill ID Shares: CH0031958629 Tendered Shares: CH0107281492 New SCM Shares: US7840181033

Acceptance:	Acceptance of this Offer must be declared in writing to the custodian securities services company maintaining the securities deposit account for the Bluehill ID Shares which shall be tendered (“Custodian Bank”). Acceptance becomes effective only upon the timely re-booking of the Tendered Shares to the ISIN CH0107281492.

Costs and charges:	SCM will bear the fees and costs charged by the Custodian Banks for the acceptance of the Offer up to an amount of EUR 2.50 for each securities deposit account.

Conditions:	The share exchange contracts coming into existence as a result of the acceptance of the Offer are subject to the conditions precedent described in section 5.6 of this offer document. If such conditions precedent are not met and not timely waived, the share exchange contracts will not become effective and will not be executed.

Admission of New SCM Shares for trading:	The New SCM Shares which will be issued in connection with the Offer shall be approved for trading on NASDAQ Stock Market’s Global Market, New York, USA, (“NASDAQ”) upon issuance and shall be admitted to trading on the regulated market (Prime Standard) of the Frankfurt Stock Exchange (“FSE”) shortly after issuance.
3.	Background of the transaction
SCM sells security and identity solutions for secure access, secure identity and secure exchange of information. Together with its Hirsch Electronics subsidiary, SCM offers an extensive range of contact, contactless and mobile smart card reader technology, systems that integrate physical and logical access control as well as digital identity and transaction platforms. On 18 November 2009 at 12:00 midnight, SCM had issued and outstanding 25,134,985 shares of common stock with a par value of USD 0.001 (“SCM Shares”). The SCM Shares are admitted to trading on the regulated market of the FSE (Prime Standard) (ticker symbol “SMY”) and listed on the NASDAQ (ticker symbol “SCMM”).

Bluehill ID and its direct and indirect subsidiaries (“Bluehill ID Group”) focus their business activities on the use and development of radio frequency identification (RFID) and other automated identification and access control technologies. The Bluehill ID Group serves its customers in diverse global markets spanning across the entire RFID and identification value chain. At present, Bluehill ID has issued and outstanding 32,023,797 Bluehill ID Shares. The Bluehill ID Shares are traded on the Open Market (Freiverkehr) at the FSE (ticker symbol “BUQ”).

On 20 September 2009, SCM and Bluehill ID signed a business combination agreement to combine their respective companies. On 20 October 2009, SCM and Bluehill ID agreed certain non-material amendments to the business combination agreement. In the business combination agreement, SCM agreed to offer New SCM Shares in exchange for all Bluehill ID Shares. If all shareholders of Bluehill ID accept the Offer and SCM acquires 100% of the currently issued and outstanding Bluehill ID Shares, immediately after the closing of the Offer, approximately 60% of the then outstanding shares of common stock in SCM will be held by the current SCM shareholders and approximately 40% of the then outstanding shares of common stock in SCM will be held by the current shareholders of Bluehill ID.

After the closing of the Offer, it is expected that the separate operative business divisions of the then combined group (SCM, Hirsch, Multicard, TagStar and Arygon) will continue to operate under separate brands. A new corporate design is expected to be developed for the combined group which will adequately represent the core activities of the combined group in the security and identity management areas, respectively.

Upon the closing of the Offer, the number of the members of SCM’s board of directors is expected to be increased from seven to nine. Ayman S. Ashour, current chairman of the board of directors (Verwaltungsrat) and chief executive officer of Bluehill ID, is expected to become the executive chairman of SCM’s board of directors. Two other current members of the board of directors of Bluehill ID (Verwaltungsrat) are also expected to become members of SCM’s board of directors and one of the current members of SCM’s board of directors is expected to resign from SCM’s board of directors.

Two members of SCM’s board of directors, among them SCM’s current chief executive officer Felix Marx, are expected to become members of the board of directors (Verwaltungsrat) of Bluehill ID after the closing of the Offer. It is expected that for this purpose two of the currently four members of the board of directors (Verwaltungsrat) of Bluehill ID will be replaced.

If, after the closing of the Offer, SCM holds or acquires at least 90% of the share capital of Bluehill ID, SCM may consider a squeeze-out merger of Bluehill ID into a new Swiss special purpose vehicle wholly owned by SCM which would have the result that all shareholders of Bluehill ID who have not tendered their Bluehill ID Shares automatically lose their Bluehill ID Shares and receive an adequate compensation.

4.	Offer
4.1	Subject matter of the Offer
SCM hereby offers to all shareholders of Bluehill ID to acquire their Bluehill ID Shares (ISIN CH0031958629) in exchange for New SCM Shares (ISIN US7840181033) according to the terms of the Offer set out in this offer document.
4.2	Consideration
SCM offers 0.52 New SCM Shares in exchange for each Tendered Share as consideration.

The average Xetra closing price of the SCM Shares during the ten trading days at the FSE prior to and including 18 September 2009 (the last trading day before the announcement of the Offer) was EUR 1.81 (rounded). The average Xetra closing price of the Bluehill ID Shares during the ten trading days at the FSE prior to and including 18 September 2009 was EUR 0.80 (rounded). Based on these ten-day average Xetra closing prices:
•	the aggregate value of the consideration offered by SCM, assuming that all shareholders of Bluehill ID accept the Offer and SCM acquires 100% of the currently issued and outstanding Bluehill ID Shares, amounts to EUR 30,140,797.74;

•	the average market price of the consideration offered by SCM for each Tendered Share (0.52 New SCM Shares) exceeds the average market price of one Tendered Share by approximately 17.65%; and, therefore,

•	by accepting the Offer, the shareholders of Bluehill ID will receive a premium of 17.65%.
The Xetra closing price of the SCM Shares on the last trading day prior to the announcement of the Offer (18 September 2009) was EUR 1.88. The Xetra closing price of the Bluehill ID Shares on 18 September 2009 was EUR 0.80. Based on these Xetra closing prices:
•	the aggregate value of the consideration offered by SCM, assuming that all shareholders of Bluehill ID accept the Offer and SCM acquires 100% of the currently issued and outstanding Bluehill ID Shares, amounts to EUR 31,306,463.95;

•	the market price of the consideration offered by SCM for each Tendered Share (0.52 New SCM Shares) exceeds the market price of one Tendered Share by approximately 22.20%; and, therefore,

•	by accepting the Offer, the shareholders of Bluehill ID will receive a premium of 22.20%.
4.3	Beginning and ending of the Acceptance Period
The Acceptance Period begins one day after the publication of the Offer on the internet (http://offer.scmmicro.com) on 21 November 2009 and ends on 29 December 2009 at 12:00 midnight CET.

SCM reserves the right to extend the Acceptance Period with the consent of Bluehill ID.

In the event that a third party launches a competing tender offer for the Bluehill ID Shares during the Acceptance Period that is materially more favourable to Bluehill ID and its shareholders than the Offer and the Acceptance Period expires prior to the acceptance period of the competing offer SCM may extend the Acceptance Period so that it ends at the same point in time as the offer period of the competing offer.
5.	Execution of the Offer
5.1	Acceptance of the Offer
Shareholders of Bluehill ID can only accept this Offer during the Acceptance Period and only by a written declaration to their Custodian Bank (“Acceptance Declaration”). The acceptance only becomes effective if the Tendered Shares are re-booked, upon request of the Custodian Bank, to ISIN CH0107281492 no later than 6:00 pm CET on the second banking day in Zurich, Switzerland, after expiration of the Acceptance Period.

By accepting the Offer, shareholders of Bluehill ID simultaneously declare that:
(a)	they instruct and authorise their Custodian Bank to have the Tendered Shares re-booked to ISIN CH0107281492 and to leave the Tendered Shares in their securities deposit account for the time being;

(b)	they instruct and authorise their Custodian Bank to transfer the Tendered Shares to the securities deposit account no. KV 2236 at Clearstream Banking AG, Frankfurt am Main, Germany, or the securities deposit account no. 20.323.441 at SIX SIS AG, Zürich, Switzerland, of the central settlement agent and trustee VEM Aktienbank AG, Munich, Germany, (“Exchange Agent”) for exchange against the appropriate number of New SCM Shares after the expiration of the Acceptance Period if the conditions precedent of the Offer described in section 5.6 of this offer document are met or timely waived;

(c)	they instruct and authorise the respective Custodian Banks and grant them power of attorney, with exemption from the prohibition on self-contracting pursuant to section 181 German Civil Code (Bürgerliches Gesetzbuch — BGB), to undertake all actions necessary or expedient for processing the Offer in accordance with this offer document and to make and accept all required or expedient declarations in this context, in particular, the respective Custodian Banks are authorised to transfer title to the Tendered Shares to the Exchange Agent;

(d)	they instruct and authorise the Exchange Agent and grant it power of attorney, with exemption from the prohibition on self-contracting pursuant to section 181 German Civil Code (Bürgerliches Gesetzbuch — BGB), to undertake all actions necessary or expedient for processing the Offer in accordance with this offer document and to make and accept all required or expedient declarations in this context, in particular, the Exchange Agent is authorised to transfer title to the Tendered Shares to SCM in exchange for the appropriate number of New SCM Shares;

(e)	they instruct and authorise Clearstream Banking AG, Frankfurt, Germany, and SIX SIS AG, Zurich, Switzerland, to timely forward either directly or through the Custodian Banks all information required for the announcement of the result of the Offer to the Exchange Agent and SCM;

(f)	they hold sole title to the Tendered Shares and the Tendered Shares are clear and free from any encumbrances;

(g)	they are aware that their acceptance of the Offer refers to all Bluehill ID Shares located in their securities deposit account, unless their Acceptance Declaration sets out a different number of Tendered Shares.
The instructions, authorisations, orders, representations, warranties and power of attorney specified in lit. (a) through (g) are, in the interest of a smooth and rapid settlement of the Offer, granted irrevocably. They only lapse if one or more of the conditions precedent of the Offer described in section 5.6 of this offer document are not met and not timely waived.
5.2	Settlement of the Offer
The Tendered Shares remain initially in the securities deposit accounts of the tendering shareholders of Bluehill ID and are only re-booked to ISIN CH0107281492.

On 18 December 2009, SCM expects to hold a special meeting of its stockholders in order to seek the approval of the Offer and, specifically, the issuance of the New SCM Shares in connection with the Offer.

If such approval by SCM’s stockholder is obtained and after the expiration of the Acceptance Period and if all other conditions precedent of the Offer described in section 5.6 of this offer document are met or timely waived, SCM will procure that an appropriate number of New SCM Shares is transferred into the securities deposit accounts of the Custodian Banks. Once this transfer is completed, SCM has fulfilled its obligation to render the consideration. The respective Custodian Banks are responsible for crediting the New SCM Shares to the securities deposit accounts of the respective accepting shareholders.

Due to the exchange ration of 0.52 to 1, shareholders of Bluehill ID who accept the Offer will receive 0.52 New SCM Shares for each Tendered Share. No fractions of New SCM Shares will be transferred to the shareholders of Bluehill ID. The share consideration for the Tendered Shares will be rounded down to the next integer number of New SCM Shares.

In lieu of fractional New SCM Shares, shareholders of Bluehill ID who have tendered Bluehill ID Shares will receive cash compensation calculated on the basis of the Xetra closing price of the SCM Shares on 18 September 2009, i.e. on the last trading day prior to the announcement of the Offer, which amounted to EUR 1.88 per share in SCM.

The cash compensation will be paid by the Exchange Agent to the Custodian Banks simultaneously with the transfer of the New SCM Shares to the Custodian Banks. The respective Custodian Banks are responsible for crediting the cash compensation to the accounts of the respective accepting shareholders.
5.3	Legal consequences of acceptance of the Offer
By accepting the Offer, a shareholder of Bluehill ID concludes a share exchange contract with SCM which provides that the Tendered Shares are transferred by his Custodian Bank via the Exchange Agent to SCM against New SCM Shares as set out in this offer document and irrevocably declares the instructions, authorisations, orders, representations, warranties and power of attorney specified in lit. (a) through (g) of section 5.1 of this offer document.
5.4	Situation of shareholders of Bluehill ID who do not accept the Offer
Shareholders of Bluehill ID who do not intend to accept the Offer should be aware that a successful Offer will likely lead to a further decrease of the already relatively small number of Bluehill ID Shares traded at the FSE. The number of Bluehill ID Shares traded at the FSE could become so small that it could become impossible to execute sale or purchase orders in a timely manner or at appropriate stock exchange prices. If, after the closing of the Offer, SCM holds or acquires at least 90% of the share capital of Bluehill ID, SCM may consider a squeeze-out merger of Bluehill ID into a new Swiss special purpose vehicle wholly owned by SCM which would have the result that all shareholders of Bluehill ID who have not tendered their Bluehill ID Shares automatically lose their Bluehill ID Shares and receive an adequate compensation.
5.5	Fees for and costs of acceptance
SCM will bear the fees and costs charged by the Custodian Banks for the acceptance of the Offer up to an amount of EUR 2.50 for each securities deposit account.
5.6	Conditions precedent
The share exchange contracts which are concluded by the acceptance of this Offer are subject to the following conditions precedent:
(a)	at least 75% of all Bluehill ID Shares are tendered in accordance with the terms of the Offer by the shareholders of Bluehill ID;

(b)	approval of the Offer and, specifically, the issuance of the New SCM Shares in connection with the Offer by the stockholders of SCM in accordance with applicable law at the special meeting of SCM’s stockholders which is currently scheduled to be held on 18 December 2009;

(c)	approval for the listing of the New SCM Shares that will be issued in connection with the Offer on NASDAQ; and

(d)	absence of the occurrence of an event that has or would have a material adverse effect on SCM and its subsidiaries, taken as a whole, or the Bluehill ID Group, taken as a whole.
With the exception of the offer conditions set out in lit. (b) and (c), SCM may entirely or partially waive any of the offer conditions at its sole discretion until the end of the working day prior to the expiration of the Acceptance Period.

SCM will publish in accordance with section 15 (1) sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) and on the internet page http://offer.scmmicro.com whether the conditions precedent have been met or waived.
5.7	Transaction bank
The execution and settlement of the Offer is handled by the Exchange Agent.
6.	Miscellaneous information
6.1	Taxes
Before accepting the Offer, shareholders of Bluehill ID should seek tax advice, in particular regarding the tax consequences of the acceptance of this Offer as well as of the possible squeeze-out merger of Bluehill ID, taking into account their personal circumstances.

6.2	Applicable law
The Offer as well as the share exchange contracts entered into between SCM and the shareholders of Bluehill ID upon the acceptance of this Offer are exclusively governed by the law of the Federal Republic of Germany, with the exception of the United Nations Convention on Contracts for the International Sale of Goods (CISG) and the German conflict of laws rules.
6.3	Information pursuant to section 7 of the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG)
The Exhibit to this offer document (which can be accessed through the internet link provided below) contains information pursuant to section 7 WpPG in connection with Regulation (EC) Nr. 809/2004 of the Commission of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements.

Shareholders of Bluehill ID are encouraged to carefully read the entire prospectus and should particularly consider the content of the following sections when making a decision on the acceptance of the Offer:
•	risk factors (see the Section “Risk Factors” of the Exhibit) and

•	SCM’s management’s discussion and analysis of financial condition and results of operations (see the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Exhibit).
7.	Recommendation of the Offer by the board of directors (Verwaltungsrat) of Bluehill ID
The board of directors (Verwaltungsrat) of Bluehill ID has determined that the Offer is in the best interest of Bluehill ID and its shareholders and unanimously recommends that the shareholders of Bluehill ID accept the Offer.
8.	Recommendation of the Offer by the board of directors of SCM

The board of directors of SCM has determined that the Offer and the issuance of New SCM Shares as consideration to shareholders of Bluehill ID who accept the Offer are in the best interest of SCM and its stockholders and unanimously recommends that SCM’s stockholders approve the Offer and, specifically, the issuance of the New SCM Shares in connection with the Offer.

Exhibit
[Link to German Prospectus]

SCM Microsystems, Inc.
Santa Ana, Kalifornien, USA
Hinweisbekanntmachung
betreffend ein freiwilliges öffentliches Umtauschangebot
an die Aktionäre der Bluehill ID AG, St. Gallen, Schweiz
Die SCM Microsystems, Inc., Santa Ana, Kalifornien, Vereinigte Staaten von Amerika, hat heute ein freiwilliges öffentliches Umtauschangebot an die Aktionäre der Bluehill ID AG, St. Gallen, Schweiz, veröffentlicht, das ab dem heutigen Tag in deutscher und englischer Sprache im Internet unter der Adresse http://offer.scmmicro.com abrufbar ist.
Santa Ana, den 20. November 2009
SCM Microsystems, Inc.
Das Board of Directors
***********************************************************
SCM Microsystems, Inc.
Santa Ana, California, USA
Announcement
regarding a voluntary public exchange offer
to the shareholders of Bluehill ID AG, St. Gallen, Switzerland
SCM Microsystems, Inc., Santa Ana, California, United States of America, today published a voluntary public exchange offer to the shareholders of Bluehill ID AG, St. Gallen, Switzerland, which can be accessed from today in the German and English languages on the internet under the address http://offer.scmmicro.com.
Santa Ana, November 20, 2009
SCM Microsystems, Inc.
The Board of Directors

Freiwilliges öffentliches Umtauschangebot
der SCM Microsystems, Inc., Santa Ana, Kalifornien, USA
an die Aktionäre der Bluehill ID AG, St. Gallen, Schweiz

Empfehlung des Verwaltungsrates der Bluehill ID AG, St. Gallen, Schweiz
an die Aktionäre der Bluehill ID AG
Die SCM Microsystems, Inc., Santa Ana, Kalifornien, Vereinigte Staaten von Amerika, hat heute ein freiwilliges öffentliches Umtauschangebot an die Aktionäre der Bluehill ID AG, St. Gallen, Schweiz, veröffentlicht. Der Verwaltungsrat der Bluehill ID AG hat entschieden, dass das Angebot im besten Interesse von Bluehill ID AG und ihren Aktionären liegt, undempfiehlt den Aktionären der Bluehill ID AG einstimmig, das Angebot anzunehmen. Die Empfehlung ist im Angebotsprospekt der SCM Microsystems, Inc. im Internet unter der Adresse http://offer.scmmicro.com abrufbar.
St. Gallen, den 20. November 2009
Bluehill ID AG
Der Verwaltungsrat
**************************************************
Voluntary public exchange offer of SCM Microsystems, Inc., Santa Ana, California, United States of
America to the shareholders of Bluehill ID AG, St. Gallen, Switzerland

Recommendation of the board of directors of Bluehill ID AG, St. Gallen, Switzerland to the shareholders of Bluehill ID AG, St. Gallen, Switzerland
SCM Microsystems, Inc., Santa Ana, California, United States of America, today published a voluntary public exchange offer to the shareholders of Bluehill ID AG, St. Gallen, Switzerland. The board of directors of Bluehill ID AG has determined that the offer is in the best interest of Bluehill ID AG and its shareholders and unanimously recommends that the shareholders of Bluehill ID AG accept the offer. The recommendation can be accessed in the offer prospectus of SCM Microsystems, Inc. on the internet under the address http://offer.scmmicro.com.
St. Gallen, November 20, 2009
Bluehill ID AG
The Board of Directors